File No. 70-9175




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    -----------------------------------------
                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM U-1
                            APPLICATION - DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ------------------------------------------------




Names of Companies filing this statement and addresses of principal executive offices:

National Fuel Gas Company                  National Fuel Gas Supply Corporation
10 Lafayette Square                        10 Lafayette Square
Buffalo, New York  14203                   Buffalo, New York  14203

Name of Top Registered Holding Company:  NATIONAL FUEL GAS COMPANY

Names and Addresses of Agents for Service:

J. P. Pawlowski, Secretary                 J. R. Peterson, Assistant Secretary
National Fuel Gas Supply Corporation       National Fuel Gas Company
10 Lafayette Square                        10 Lafayette Square
Buffalo, New York  14203                   Buffalo, New York  14203

It is respectfully requested that the Commission send copies of all notices, orders and communications to:

                      D. W. Reitz
                      Assistant General Counsel
                      National Fuel Gas Supply Corporation
                      10 Lafayette Square, Suite 1500
                      Buffalo, New York  14203

This Post-Effective Amendment No. 1 is filed to seek additional time to carry out the Exchange approved by the Commission in its Order Authorizing Acquisition of Assets of Nonutility Company, issued May 12, 1999, Release No. 35-27019 (the "Order"). In the Order, the application-declaration was granted and permitted to become effective immediately, subject to the terms and conditions set forth in Rule 24. Rule 24(c)(1) provides that "the transaction proposed shall be carried out ... within 60 days after such declaration is effective or application granted, or such earlier or later date" as may be specified in the application-declaration. The proposed acquisition of assets of Cunningham Natural Gas Corporation ("Cunningham") in exchange for stock of National Fuel Gas Company has not occurred because certain conditions set forth in the Asset Purchase and Reorganization Agreement remain unsatisfied. Most significantly, the Registration Statement on Form S-4, filed with the Commission on or about March 23, 1999, as amended, in connection with the Exchange has not yet been declared effective by the Commission, and consequently a vote by the stockholders of Cunningham approving the Exchange has not yet occurred. Applicants expect that all unsatisfied conditions will be satisfied and the Exchange will be carried out on or before December 31, 1999, and accordingly request that the Commission permit the Exchange to occur pursuant to the Order up to and including December 31, 1999.


                                   SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Statement to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:  August 3, 1999                  NATIONAL FUEL GAS COMPANY



                                        By: /s/ James R. Peterson
                                           ------------------------------------
                                            James R. Peterson
                                            Assistant Secretary


                                        NATIONAL FUEL GAS SUPPLY
                                         CORPORATION



                                        By: /s/ John R. Pustulka
                                           ------------------------------------
                                           John R. Pustulka
                                           Vice President